MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

December 5, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

SIGNIFICANT CARLIN-STYLE GOLD MINERALIZATION INTERSECTED

AT RED HILL

Miranda Gold Corp. (‘Miranda”) (TSX-V: MAD) is pleased to announce results from the 2006 drill program on its Red Hill project in the Cortez trend, Eureka County, Nevada.  Miranda’s joint venture partner Barrick Gold Exploration Inc. (“Barrick”) completed two deep reverse circulation holes in the pediment covered area of the Red Hill project.  Hole BRH-013 intersected forty-five feet of 0.237 oz Au/t gold between 1,920 feet and 1,965 feet. This interval lies within a longer, lower-grade mineralized zone. Mineralization is hosted in lower-plate carbonate rocks and is associated with high levels of arsenic, antimony, mercury and thallium.  These features and the presence of altered igneous dikes indicate that a Carlin-style gold system is present at Red Hill.

The mineralized intervals for the holes are shown in the following table:

Hole Number	Interval (ft)	Length (ft)	Grade (oz Au/t)	Length (m)	Grade (g Au/t)

BRH-012	No significant assays

BRH-013	1920-2000	80	0.146	24.4	4.987
includes	1920-1965	45	0.237	13.7	8.105

Reported grades are based on the average of original assays, check assays and duplicates.

The second drill hole, BRH-012, located approximately 1,900 feet west of hole BRH-013 intersected several zones of altered and oxidized lower-plate carbonate rocks with elevated levels of arsenic and other trace elements. Gold values in hole BRH-012 are not significantly anomalous.  Both holes were drilled to a depth of 2,200 feet.

Drill samples were collected with a reverse circulation drill using five-foot sample intervals.  All samples were sent to Inspectorate Laboratory of Sparks, Nevada for sample preparation and analysis.  Gold assays were done using standard fire assay techniques on 30-gram pulps with atomic absorption finish.  Strict quality control/quality assurance (“QA/QC”) protocols are followed including the insertion of standards, duplicates and blanks into the sample stream.  Re-assaying the mineralized interval in hole BRH-013 verified the original results as shown in the following table:

	Interval (ft)	First assay (g Au/t)	Re-assay (g Au/t)	First assay (oz Au/t)	Re-assay (oz Au/t)
BRH-013
	1920-1925	3.910	3.892	0.114	0.114
	1925-1930	10.750	12.840	0.314	0.375
	1930-1935	13.350	13.560	0.390	0.396
	1935-1940	10.390	10.100	0.303	0.295
	1940-1945	4.050	3.706	0.118	0.108
	1945-1950	2.363	2.364	0.069	0.069
	1950-1955	6.650	6.680	0.194	0.195
	1955-1960	8.910	9.240	0.260	0.270
	1960-1965	11.027	12.100	0.322	0.353
	1965-1970	0.850	0.806	0.025	0.024
	1970-1975	0.946	0.890	0.028	0.026
	1975-1980	0.875	0.858	0.026	0.025
	1980-1985	1.135	1.142	0.033	0.033
	1985-1990	0.416	0.448	0.012	0.013
	1990-1995	0.359	0.380	0.010	0.011
	1995-2000	2.340	2.252	0.068	0.066
Average	1920-2000	4.895	5.079	0.143	0.148

The data disclosed in this press release have been reviewed and verified by Miranda Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Barrick has a drill-rig on site to follow up and off-set mineralization in BRH-13 with at least two additional drill holes.

Company Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture (a partnership between Barrick Gold and Kennecott Explorations Ltd.), the Buckhorn Joint Venture (a partnership between Barrick Gold and Teck Cominco), Golden Aria Corp, Romarco Minerals Inc., and White Bear Resources.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.